Filed pursuant to Rule 433

Issuer Free Writing Prospectus

dated February 24, 2020

Registration No. 333-221393

Subordinated Notes Offering February 2020 NASDAQ: FULT Data as of December 31, 2019 unless otherwise noted

FORWARD-LOOKING STATEMENTS This presentation may contain forward-looking statements with respect to Fulton Financial Corporation’s (the “Corporation”) financial condition, results of operations and business. Do not unduly rely on forward-looking statements. Forward-looking statements can be identified by the use of words such as “may,” “should,” “will,” “could,” “estimates,” “predicts,” “potential,” “continue,” “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “projects,” the negative of these terms and other comparable terminology. These forward looking statements may include projections of, or guidance on, the Corporation’s future financial performance, expected levels of future expenses, anticipated growth strategies, descriptions of new business initiatives and anticipated trends in the Corporation’s business or financial results. Forward-looking statements are neither historical facts, nor assurance of future performance. Instead, they are based on current beliefs, expectations and assumptions regarding the future of the Corporation’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Corporation’s control, and actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not unduly rely on any of these forward-looking statements. Any forward-looking statement is based only on information currently available and speaks only as of the date when made. The Corporation undertakes no obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. A discussion of certain risks and uncertainties affecting the Corporation, and some of the factors that could cause the Corporation’s actual results to differ materially from those described in the forward-looking statements, can be found in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2019, which has been filed with the Securities and Exchange Commission and is available in the Investor Relations section of the Corporation’s website (www.fult.com) and on the Securities and Exchange Commission’s website (www.sec.gov). The website addresses are for textual reference only and do not form a part of this presentation. The Corporation uses certain non-GAAP financial measures in this presentation. These non-GAAP financial measures are reconciled to the most comparable GAAP measures at the end of this presentation. Non-GAAP financial measures are commonly used in the Corporation’s industry, have certain limitations and should not be construed as alternatives to financial measures determined in accordance with GAAP. Non-GAAP financial measures used by the Corporation may not be comparable to similarly named non-GAAP financial measures used by other companies and should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with GAAP. 2

LEGAL DISCLAIMER We have filed a registration statement (including a prospectus) (File No. 333-221393) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement, including the risk factors described therein, in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the proposed offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the proposed offering if you request it by calling Piper Sandler & Co. toll-free at 866-805-4128, Keefe, Bruyette & Woods, A Stifel Company at 212-877-7777, Goldman Sachs & Co. LLC at 212-902-1000 and Wells Fargo Securities, LLC at 866-281-7435. This presentation may not be used in connection with any offer to sell, or solicitation of an offer to buy, any securities in a state or jurisdiction in which such offer or solicitation is not permitted by law or in which the person making the offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Certain information contained in this presentation and statements made orally during this presentation relates to or is based on publications and other data obtained from third party sources. While we believe these third party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources. Except as otherwise indicated, this presentation speaks as of the date hereof. The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof. 3

TERMS OF THE PROPOSED OFFERING Issuer Fulton Financial Corporation Security Subordinated Notes Amount $250 million Rating Baa1 by Moody’s and BBBH by DBRS Structure Fixed-to-Floating Rate Issuance Type SEC Registered Term 10 Years or 15 Years Call Date 5 Years or 10 Years Use of Proceeds General corporate purposes Piper Sandler & Co. Book-Running Managers Keefe, Bruyette & Woods, A Stifel Company Goldman Sachs & Co. LLC Co-Managers Wells Fargo Securities, LLC 4

A DIVERSE AND VALUABLE FRANCHISE • 230 financial centers throughout the Mid-Atlantic • $21.9 billion in assets • $16.8 billion in loans and leases, net of unearned income • $17.4 billion in deposits • 2019 ROAA of 1.06% • Approximately 3,500 FTEs (1) • $2.9 billion market capitalization (2) (1) Average full-time equivalent employees. (2) As of December 31, 2019 5

DEEP EXECUTIVE BENCH WITH CONTINUITY Years in Name Position Years at Financial Prior Fulton Experience Services Phil Wenger Chairman/CEO 41 41 Various roles since joining in 1979 Curt Myers President/COO 30 30 Various roles since joining in 1990 PwC, Banking and Investment Mark McCollom (1) Chief Financial Officer 2 32 Banking; Joined Fulton in 2017 Head of Commercial Meg Mueller 23 33 Various roles since joining in 1996 Banking Head of Consumer Angela Snyder 18 34 Various roles since joining in 2002 Banking Chief Information Angie Sargent 27 27 Various roles since joining in 1992 Officer Betsy Chivinski (2) Chief Risk Officer 25 37 Various roles since joining in 1994 (1) Includes years of service in public accounting and investment banking as a financial services industry specialist (2) Includes years of service in public accounting as a financial services industry specialist 6

STRONG POSITION IN ATTRACTIVE AND STABLE MARKETS

Metropolitan Statistical Area (MSA)	Fulton Financial Market Rank	Fulton Financial Total Active Branches 2019	Fulton Financial Total Deposits 2019 ($000)	Fulton Financial Total Deposit Market Share 2019	Market Total Active Branches 2019	Market Total Deposits 2019 ($000)	Market Median Household Income Current ($)	Projected Household Income Growth	Projected Market Population Growth
Lancaster, PA	1	24	3,228,191	27.66%	181	11,671,747	69,608	11.38%	2.04%
Philadelphia-Camden-Wilmington	14	56	3,299,399	0.79%	1,601	418,987,025	74,223	11.20%	1.26%
Allentown-Bethlehem-Easton, PA-NJ	4	21	1,499,163	8.61%	240	17,410,952	69,431	9.00%	1.58%
New York-Newark-Jersey City	62	24	1,358,751	0.08%	5,070	1,645,630,716	82,805	12.53%	0.77%
Baltimore-Columbia-Towson, MD	11	17	1,049,259	1.41%	658	74,304,274	84,221	9.33%	1.94%
York-Hanover, PA	3	12	1,010,021	13.19%	126	7,658,433	69,716	9.62%	1.69%
Harrisburg-Carlisle, PA	7	10	842,850	5.29%	182	15,922,557	69,485	7.97%	2.17%
Lebanon, PA	1	8	782,242	33.99%	40	2,301,438	63,465	8.45%	2.89%
Reading, PA	6	9	682,100	4.11%	112	16,604,892	66,616	9.71%	1.38%
Hagerstown-Martinsburg, MD-WV	2	9	506,424	12.73%	80	3,979,699	62,916	7.12%	3.11%
Top 10 MSAs [(1)]		***190***	***14,258,400***	***0.64%***	***8,290***	***2,214,471,733***	***71,249***	***9.63%***	***1.88%***
Total Franchise		***237***	***16,493,305***	***0.65%***	***11,070***	***2,550,346,666***	***71,983***	***10.19%***	***1.73%***
Nationwide							***66,010***	***9.87%***	***3.27%***

(1) Median HH Income, 2020 – 2025 Projected Population Change and Projected HH Income Change are weighted by deposits in each MSA
Source: S&P Global Market Intelligence; Data as of June 30, 2019

FULTON FINANCIAL CORPORATION

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2019 HIGHLIGHTS

Net income of $226.3 million, or $1.35 per diluted share.

Key Accomplishments

- Termination of remaining BSA/AML regulatory orders
- Successful consolidation of affiliate banks into Fulton Bank, N.A.
- Continuation of organic growth into fast growing urban markets
- Record year of revenues and net income
- Average loan growth of 4%
- Average deposit growth of 6%
- Net income increased 9% and pre-provision net revenue[1] increased 4%

(1) *Non-GAAP financial measure. Please refer to the calculation and management's reasons for using this measure on the slide titled "Non-GAAP Reconciliation" at the end of this presentation.*

FULTON FINANCIAL CORPORATION
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QUARTER HIGHLIGHTS: 4Q19 vs 3Q19 Net income per diluted share: $0.29 in 4Q19, 22% decrease from 3Q19 Loan Growth: 2% increase in average balances driven by C&I, commercial and residential mortgages and construction. Deposit Growth: 3% increase in average balances, largely driven by interest bearing demand deposits. Net Interest Income & Margin: Net interest income decreased 1% from 3Q19, with the impact of a 9 basis point decrease in the net interest margin being partially offset by balance sheet growth. Non-Interest Income (1): Overall flat, with increases in wealth management fees, commercial banking income and other income, offset by decreases in mortgage and consumer banking income. Non-Interest Expense: 5% decrease, as 3Q19 included a $4 million prepayment penalty on certain FHLB advances and $5 million of charter consolidation costs, partially offset by FDIC insurance assessment credits. Asset Quality: Increases in provision for credit losses related to the C&I portfolio. (1) Excluding investment securities gains which were $0 and $4 million in the three months ended December 31, 2019 and September 30, 2019, respectively. 9

QUARTER HIGHLIGHTS: 4Q19 vs 4Q18 Net income per diluted share: $0.29 in 4Q19, 12% decrease from 4Q18 Loan Growth: 5% increase in average balances with growth in all categories, except for home equity. Deposit Growth: 6% increase in average balances with growth in all categories. Net Interest Income & Margin: 2% decrease in net interest income, reflecting a 22 basis point decrease in net interest margin, partially offset by the impact of interest-earning asset growth. Non-Interest Income (1): 12% increase realized in all primary fee categories. Non-Interest Expense: 1% decrease, with decreases in professional fees, FDIC insurance and amortization of tax credit investments, largely offset by increases in salaries and benefits, data processing and software and other expense. Asset Quality: Increase in provision for credit losses related to the C&I portfolio. (1) No investment securities gains were recorded for the three months ended December 31, 2019 or 2018. 10

INCOME STATEMENT SUMMARY – YEAR TO DATE Year Ended Dec 31, 2019 2018 Change (dollars in thousands, except per-share data) Net Interest Income $ 648,389 $ 630,456 $ 17,933 Provision for Credit Losses 32,825 46,907 (14,082) Non-Interest Income (1) 211,427 195,488 15,939 Securities Gains 4,733 37 4,696 Non-Interest Expense 567,736 546,104 21,632 Income before Income Taxes 263,988 232,970 31,018 Income Taxes 37,649 24,577 13,072 Net Income $ 226,339 $ 208,393 $ 17,946 Net income per share (diluted) $ 1.35 $ 1.18 $ 0.17 ROA (2) 1.06% 1.03% 0.03% ROE (3) 9.81% 9.24% 0.57% (4) ROE (tangible) 12.84% 12.09% 0.75% (4) Efficiency ratio 63.7% 63.8% (0.1%) (1) Excluding investment securities gains which were $5 million and $37,000 for the years ended December 31, 2019 and 2018, respectively. (2) ROA is return an average assets determined by dividing net income for the period indicated by average assets. (3) ROE is return on average shareholders’ equity determined by dividing net income for the period indicated by average shareholders’ equity. (4) Non-GAAP financial measure. Please refer to the calculation and management’s reasons for using this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. 11

INCOME STATEMENT SUMMARY – QUARTER TO DATE Change from 4Q19 3Q19 4Q18 (dollars in thousands, except per-share data) Net Interest Income $ 159,270 $ (1,990) $ (3,674) Provision for Credit Losses 20,530 18,360 12,330 Non-Interest Income (1) 55,281 (40) 5,758 Securities Gains - (4,492) - Non-Interest Expense 138,974 (7,796) (1,711) Income before Income Taxes 55,047 (17,086) (8,535) Income Taxes 7,258 (2,767) 1,759 Net Income $ 47,789 $ (14,319) $ (10,294) Net income per share (diluted) $ 0.29 $ (0.08) $ (0.04) ROA (2) 0.87% (0.28%) (0.25%) ROE (3) 8.10% (2.54%) (2.00%) (4) ROE (tangible) 10.52% (3.51%) (2.65%) (4) Efficiency ratio 63.1% (0.5%) 0.9% (1) Excluding investment securities gains which were $0, $4 million and $0 in the three months ended December 31, 2019, September 30, 2019 and December 31, 2018 respectively. (2) ROA is return an average assets determined by dividing net income for the period indicated by average assets, annualized. (3) ROE is return on average shareholders’ equity determined by dividing net income for the period indicated by average shareholders’ equity, annualized. (4) Non-GAAP financial measure. Please refer to the calculation and management’s reasons for using this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. 12

NET INTEREST INCOME AND MARGIN Net Interest Income & Net Interest Margin Average Interest-Earning Assets & Yields ($ IN MILLIONS) ($ IN BILLIONS) $20 5.00% $180.0 4.00% 4.00% $15 4.22% 4.35% 4.37% 4.25% 4.07% 3.00% 3.75% $165 $10 $16 $16 $17 $163 $163 $16 $16 2.00% $161 $160.0 $159 3.50% $5 1.00% $3 $3 $3 $3 $3 3.49% 3.44% 3.44% $0 0.00% 3.25% 4Q18 1Q19 2Q19 3Q19 4Q19 3.31% 3.22% Securities & Other Loans Earning Asset Yield (FTE) $140.0 3.00% Average Liabilities & Rates 2.75% ($ IN BILLIONS) $20 5.00% $120.0 2.50% $2 $2 $2 $2 $2 $15 4.00% $17 $17 $16 $16 $16 2.25% 3.00% $10 2.00% 1.21% 1.29% 1.29% 1.16% 1.10% $100.0 2.00% $5 1.00% 4Q18 1Q19 2Q19 3Q19 4Q19 $0 0.00% Net Interest Income 4Q18 1Q19 2Q19 3Q19 4Q19 Net Interest Margin (Fully-taxable equivalent basis, or FTE) Deposits Borrowings Cost of Interest-bearing Liabilities 13

ASSET QUALITY – ANNUAL COMPARISON ($ IN MILLIONS) Provision for Credit Losses Non-Performing Loans (NPLs) & NPLs to Loans $160 2.00% $140 $141 $135 $50 $47 $132 $120 1.50% $40 $33 $80 1.00% $30 $23 0.90% 0.85% 0.86% 0.84% $20 $40 0.50% $13 $10 $0 0.00% $0 2016 2017 2018 2019 2016 2017 2018 2019 NPL NPLs/Loans Net Charge-offs (NCOs) and NCOs to Average Loans Allowance for Credit Losses (Allowance) to NPLs & Loans $60 0.50% 140.0% $54 $50 1.75% 130% 131% $40 $36 130.0% 0.34% $30 121% 1.25% $20 $13 $19 0.22% 120.0% 118% 1.17% 1.12% $10 1.05% 0.12% 0.99% 0.09% 110.0% 0.75% $0 0.00% 2016 2017 2018 2019 2016 2017 2018 2019 NCOs/(recoveries) NCOs/Average Loans (annualized) Allowance/NPLs Allowance/Loans 14

NON-INTEREST INCOME(1) Three months ended December 31, 2019 (percent of total non-interest income) 4Q19 3Q19 Change 7% (in thousands) 9% n Wealth management $ 14,419 $ 13,867 $ 552 22% n Mortgage banking 5,076 6,658 (1,582) n Consumer banking 12,426 13,333 (907) n Commercial banking 19,628 18,284 1,344 26% n Other 3,732 3,179 553 36% ~ $730 $ 55,281 million $ 55,321 (40) ~ $610 million Non-interest income(1) essentially unchanged from 3Q19 Three months ended September 30, 2019 Increases in: (percent of total non-interest income) n Brokerage and trust income 6% n Commercial loan interest rate swaps fees 12% n Additional investments in bank-owned life insurance 24% Decreases in: n Seasonally lower mortgage loan volumes n Consumer card income 25% n Merchant and card income 33% (1) Excluding investment securities gains 15

NON-INTEREST EXPENSES Three months ended December 31, 2019 (percent of total non-interest expense) 4Q19 3Q19 Change (in thousands) 21% n Salaries and benefits $ 76,975 $ 78,211 $ (1,236) n Occupancy 13,080 12,368 712 n Data Processing and software 11,468 11,590 (122) n Other outside services 8,215 12,163 (3,948) 6% n Other 29,236 32,438 (3,202) 55% 8% $ 138,974 $ 146,770 (7,796) 10% Non-interest expense decreased $8 million, or 5%: Three months ended September 30, 2019 (percent of total non-interest expense) Driven by decreases in: Subsidary bank consolidation costs in 3Q19 of $5 million, primarily: 22% n $3 million in other outside services n $1 million in other expense Balance sheet restructing costs in 3Q19 n $4 million in penalties related to the prepayment of certain FHLB advances 8% 53% Partially offset by increases in: 8% n FDIC insurance, as assements credits decreased by $2 million n Additional rent and depreciation expense for newer properties 9% 16

PROFITABILITY & CAPITAL ROA(1) ROE and ROE (tangible)(2) 1.40% 16.00% 1.20% 12.84% 1.03% 1.06% 12.09% 1.00% 0.88% 12.00% 10.30% 10.33% 0.88% 9.81% 9.24% 0.80% 7.69% 7.83% 8.00% 0.60% 4.00% 0.40% 0.20% 0.00% 2016 2017 2018 2019 0.00% 2016 2017 2018 2019 ROE ROE (tangible) Tangible Common Equity to Tangible Assets (TCE Ratio) (2) Net Income Per Diluted Share 12.0% $1.35 $1.40 $1.18 $1.20 8.6% 8.7% 8.5% 8.5% $0.98 $1.00 $0.93 8.0% $0.80 $0.60 4.0% $0.40 $0.20 0.0% $-2016 2017 2018 2019 2016 2017 2018 2019 In 2019, approximately 6.8 million shares were repurchased at a cost of $111.3 million. (1) ROA is return an average assets determined by dividing net income for the period indicated by average assets, annualized. (2) Non-GAAP based financial measure. Please refer to the calculation and management’s reasons for using this measure on the slide titled “Non-GAAP Reconciliation” at the end of this presentation. 17

ILLUSTRATIVE CAPITAL RATIOS IMPACT OF THE PROPOSED OFFERING ON Pro Forma Actual Offering For Sub Debt ($000’s) 12/31/2019 Adjustments 12/31/2019 Regulatory Capital Tier 1 Capital 1,796,987 1,796,987 ALLL allowable as Tier 2 Capital 166,210 — 166,210 Trust Preferred Debt 16,000 — 16,000 Subordinated Debt 200,000 250,000 450,000 Tier 2 Capital 382,210 250,000 632,210 Total Capital $2,179,197 $250,000 $2,429,197 Total Assets for Regulatory Ratios Risk-Weighted Assets $18,517,808 $50,000 $18,567,808 Total Assets For Leverage Ratio $21,268,168 $247,525 $21,515,693 TCE / TA Tangible Common Equity $1,806,873¹ — $1,806,873 Tangible Assets $21,350,737¹ $247,525 $21,598,262 Capital Ratios TCE / TA 8.46%¹ 8.37% Leverage Ratio 8.45% 8.35% Tier 1 Ratio 9.70% 9.68% Total Capital Ratio 11.77% 13.08% 1) Please refer to the calculation on the page titled “Non-GAAP Reconciliation” on page 21 of this presentation Note: Assumes $250.0 million of gross proceeds from the subordinated notes offering with an underwriting spread of 0.65% (for purposes of this analysis, assumes only 10 Year, Fixed-to-Floating Notes are issued; underwriting spread on the issuance of 15 Year, Fixed-to-Floating Notes is 0.875%) and other offering costs of $850,000; Assumes a risk-weighting of 20% on gross proceeds 18

ILLUSTRATIVE IMPACT ON THE PROPOSED DOUBLE LEVERAGE & INTEREST COVERAGE

($000s)	For the Twelve Months Ended 12/31/2017	12/31/2018	12/31/2019
Double Leverage			
Investment(s) in Bank Subsidiary(ies)	$2,399,053	$2,451,651	$2,555,448
Consolidated Equity	$2,229,857	$2,247,573	$2,342,176
Double Leverage Ratio	107.6%	109.1%	109.1%
Proposed Subordinated Debt Offering Downstreamed to Bank			$150,000
Pro Forma Bank-Level Equity			$2,705,448
Pro Forma Double Leverage Ratio			115.5%
Interest Coverage			
Total Deposit Interest	$57,791	$87,712	$131,775
Other Borrowing Interest	35,711	40,346	45,142
Total Interest Expense	93,502	128,058	176,917
Pre-tax Income (GAAP)	234,454	232,970	263,988
Nonrecurring items	1,957	11,412	7,041
Core Pretax Income (Non-GAAP)[1]	$236,411	$244,382	$271,029
Interest Coverage (including deposit expense)	3.53x	2.91x	2.53x
Interest Coverage (excluding deposit expense)	7.62x	7.06x	7.00x
New Holding Company Subordinated Debt Expense (4.00%)	$10,000	$10,000	$10,000
Pro Forma Interest Coverage (including deposit expense)	3.19x	2.70x	2.40x
Pro Forma Interest Coverage (excluding deposit expense)	5.95x	5.66x	5.73x

1) Non-GAAP based financial measure. Please refer to the calculation and management's reasons for using this measure on the slides titled "Non-GAAP Reconciliation" at the end of this presentation

Note: Assumes $250.0 million of gross proceeds from the subordinated notes offering with an illustrative coupon of 4.00%; Assumes $150.0 million of net proceeds are down streamed to Fulton Bank, National Association

FULTON FINANCIAL CORPORATION
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NON-GAAP RECONCILIATION

***Note**: The Corporation has presented the following non-GAAP (Generally Accepted Accounting Principles) financial measures because it believes that these measures provide useful and comparative information to assess trends in the Corporation's results of operations and financial condition. Presentation of these non-GAAP financial measures is consistent with how the Corporation evaluates its performance internally and these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the Corporation's industry. Investors should recognize that the Corporation's presentation of these non-GAAP financial measures might not be comparable to similarly-titled measures of other companies. These non-GAAP financial measures should not be considered a substitute for GAAP basis measures and the Corporation strongly encourages a review of its condensed consolidated financial statements in their entirety.*

	Three Months Ended					Year Ended Dec 31,	
	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019	Mar 31, 2019	Dec 31, 2018	2019	2018
				(dollars in thousands)			
Efficiency ratio							
Non-interest expense	$ 138,974	$ 146,770	$ 144,168	$ 137,824	$ 140,685	$ 567,736	$ 546,104
Less: intangible amortization	(142)	(1,071)	(107)	(107)	-	(1,427)	-
Less: Amortization of tax credit investments	(1,505)	(1,533)	(1,492)	(1,491)	(6,538)	(6,021)	(11,449)
Less: Loss on redemption of FHLB advances	-	(4,326)		-	-	(4,326)	-
Numerator	$ 137,327	$ 139,840	$ 142,569	$ 136,226	$ 134,147	$ 555,962	$ 534,655
Net interest income (fully taxable equivalent)	$ 162,479	$ 164,517	$ 167,794	$ 166,564	$ 166,124	$ 661,356	$ 642,577
Plus: Total Non-interest income	55,281	59,813	54,315	46,751	49,523	216,160	195,525
Less: Investment securities (gains) losses	-	(4,492)	(176)	(65)	-	(4,733)	(37)
Denominator	$ 217,760	$ 219,838	$ 221,933	$ 213,250	$ 215,647	$ 872,783	$ 838,065
Efficiency ratio	63.1%	63.6%	64.2%	63.9%	62.2%	63.7%	63.8%

	Three Months Ended			Year Ended Dec 31,			
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	2019	2018	2017	2016
				(dollars in thousands)			
Return on Average Shareholders' Equity (ROE) (Tangible)							
Net income	$ 47,789	$ 62,108	$ 58,083	$ 226,338	$ 208,393	$ 171,753	$ 161,625
Plus: Intangible amortization, net of tax	112	846	-	1,127	-	-	-
Numerator	$ 47,901	$ 62,954	$ 58,083	$ 227,465	$ 208,393	$ 171,753	$ 161,625
Average shareholders' equity	$ 2,341,397	$ 2,315,585	$ 2,281,669	$ 2,306,070	$ 2,255,764	$ 2,193,863	$ 2,100,634
Less: Average goodwill and intangible assets	(534,190)	(535,184)	(531,556)	(534,120)	(531,556)	(531,556)	(531,556)
Average tangible shareholders' equity (denominator)	$ 1,807,207	$ 1,780,401	$ 1,750,113	$ 1,771,950	$ 1,724,208	$ 1,662,307	$ 1,569,078
Return on average common shareholders' equity (tangible), annualized	10.52%	14.03%	13.17%	12.84%	12.09%	10.33%	10.30%

FULTON FINANCIAL CORPORATION

20

NON-GAAP RECONCILIATION Y ear Ended Dec 3 1, 2 0 19 2 0 18 2 0 17 2 0 16 (dollars in thousands) Tangible Common Equity to Tangible Assets ( TCE Ratio) Shareholders’ equity $ 2,342,176 $ 2,247,573 $ 2,229,857 $ 2,121,115 Less: Intangible assets (535,303) (531,556) (531,556) (531,556) Tangible shareholders’ equity (numerator) $ 1,806,873 $ 1,716,017 $ 1,698,301 $ 1,589,559 Total assets $ 21,886,040 $ 20,682,152 $ 20,036,905 $ 18,944,247 Less: Intangible assets (535,303) (531,556) (531,556) (531,556) Total tangible assets (denominator) $ 21,350,737 $ 20,150,596 $ 19,505,349 $ 18,412,691 Tangible Common Equity to Tangible Assets 8 .4 6% 8 .52% 8 .71% 8 .6 3 % Three Months Ended Dec 3 1, Sep 3 0 , Y ear Ended Dec 3 1, 2 0 19 2 0 19 2 0 19 2 0 18 2 0 17 2 0 16 (dollars in thousands) Pre- Provision Net Revenue Net interest income $ 159,270 $ 161,260 $ 648,389 $ 630,456 $ 575,364 $ 520,772 Non-interest income 55,281 59,813 216,160 195,525 207,974 190,178 Less: Investment securities gains - (4,492) (4,733) (37) (9,071) (2,550) Total Revenue 214,551 216,581 859,816 825,944 774,267 708,400 Non-interest expense 138,974 146,770 567,736 546,104 525,579 489,519 Less: Prepayment penalty on FHLB advances - (4,326) (4,326) - - -Less: Amortization of tax credit investments (1,505) (1,533) (6,021) (11,449) (11,028) -Less: Intangible amortization (142) (1,071) (1,427) - - - Total Non-interest expense, as adjusted 137,327 139,840 555,962 534,655 514,551 489,519 Pre- Provision Net Revenue $ 77,224 $ 76,741 $ 303,854 $ 291,289 $ 259,716 $ 218,881 21

NON-GAAP RECONCILIATION For the Twelve Months Ended ($000s) 12/31/2017 12/31/2018 12/31/2019 GAAP to Non-GAAP Reconciliation Pre-tax Income (GAAP) $234,454 $232,970 263,988 Adjustment to Pre-tax Income: Loss (gain) on sale of securities (9,071) (37) (4,733) Prepayment penalty on FHLB advances -—- 4,326 Amortization of tax credit investments 11,028 11,449 6,021 Amortization of intangibles -—- 1,427 Core Pretax Income (Non-GAAP) $236,411 $244,382 $271,029 22